March 31, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Re:	Mr. Kevin L. Vaughn
Division of Corporation Finance

Kate Tillan
Reviewing Accountant

Form 10-K for the fiscal year ended October 31, 2004, Filed January 31, 2005
Form 8K dated December 15, 2004
File No. 001-12488

Ladies and Gentlemen:

        The purpose of this letter is to respond to the comments in your letter dated March 11, 2005, regarding your review of the aforementioned filings with the Securities and Exchange Commission (“SEC”). For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter.

Form 10-K for the Year Ended October 31, 2004

Comment 1.	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Page 11
Year Ended October 31, 2004 Compared with Year Ended October 31, 2003 – Page 12
Revise future filings to discuss and quantify the effects of changes in volume and pricing on your results of operations. We note that your revenues have been declining, and you attribute part of this to “competitive pricing.” In addition, in your discussion of net income, you attribute the declined net income to “lower business volume” and “depressed market price levels.” Refer to Item 303(A)(3)(iii) of Regulation S-K.

Response:	In future filings we will expand our discussion and quantify the effects of changes in volume and pricing as it may apply. Please note, however, that Powell engineers custom products where there is no comparability between projects from period to period. These are typically one-time jobs designed to meet varying customer specifications in various industries. In future filings, we will also state that we are a custom engineer of varying products, which limits our ability to conduct volume and pricing analysis.

Comment 2.	Contractual Obligations – Page 17 In future filings, please provide the disclosures required by Item 303(a)(5) of Regulation S-K for each of the specified categories.

Response:	In future filings we will provide all applicable disclosure categories. For categories that are not applicable, we will put an additional disclosure sentence stating such.

Comment 3.	Item 8. Financial Statements and Supplementary Data – Page 23
Note B – Summary of Significant Accounting Policies – Page 30
We note that you classify all costs and estimated earnings in excess of billings on uncompleted contracts as current on your balance sheet. You state that you do this based on the operating cycle concept. Tell us why you believe your operating cycle is greater than 12 months. We note that you offer various products and services, and it appears that the operating cycle can vary significantly among these offerings. Tell us why you believe you have a clearly defined operating cycle that supports the classification of items that will not be recovered in the next twelve months as a current asset. Cite the accounting literature upon which you relied.

Response:	Powell manufactures and sells custom-engineered products accounted for as construction contracts under either the percentage of completion (long-term nature contracts) or completed contract (short-term nature contracts) methods in accordance with SOP 81-1. As noted in paragraph 18 of SOP 81-1, Powell also follows the guidance provided to the construction industry by the AICPA’s Construction Contractors Audit and Accounting Guide.

ARB No. 43, Chapter 3, paragraph 5, defines the operating cycle as “the average time intervening between the acquisition of materials or services entering [the production] process and the final cash realization.” Section 6.05 of the Construction Contractors Audit and Accounting Guide recognizes that contracts with varying durations determine the operating cycle for contractors; thus, the operating cycle is defined by that guide as “the average time intervening between the inception of contracts and the substantial completion of contracts.”

Based on the definitions above, certain business lines within Powell have operating cycles greater than 12 months as the average time intervening between inception and substantial completion of contracts exceeds 12 months. The time intervening between the accumulation of engineering costs to final cash realization and collection of retentions on construction contracts within these business lines can extend over several years. In accordance with industry practice and the accounting guidance in ARB No. 45, paragraph 5 and the Construction Contractors Audit and Accounting Guide, Chapter 6, paragraph 6.08, all assets and liabilities related to the performance of long-term contracts are classified as current in the consolidated balance sheet. The AICPA’s guide states that contractors whose operating cycle exceeds one year should classify all contract-related assets and liabilities as current under the operating cycle concept.

In future filings, we will disclose the range of contract durations within our business lines whose operating cycle exceeds one year in accordance with the guidance in section 6.21b of the Construction Contractors Audit and Accounting Guide.

Comment 4.	Please tell us and disclose in future filings the accounting literature you relied upon in determining your revenue recognition policies. Tell us the basis under U.S. GAAP for recording revenues under both the completed contract and percentage of completion methods, depending upon the duration and scope of the project.

Response:	Powell recognizes revenue from construction contracts under the percentage of completion method in accordance with SOP 81-1. Paragraph .13 of SOP 81-1 details the types of contracts covered by that accounting guidance, and as Powell is a custom manufacturer of specialty equipment to buyers’ specifications, these construction contracts are within the guidance provided by ARB 45 and SOP 81-1. Long-term contracts are accounted for using the percentage of completion method as this method presents more accurately the relationship between gross profit from these contracts and the related period costs. As stated in SOP 81-1, paragraphs .22 and .23, percentage of completion is the preferable method of accounting for construction contracts in circumstances where reasonably dependable estimates can be made, the contractor and customer can reasonably be expected to satisfy their contractual obligations, and the contracts include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement. As Powell’s long-term contracts meet these requirements, percentage of completion accounting is used.

In future filings, we will refer to SOP 81-1 as the accounting literature applicable to our percentage of completion revenue recognition policy and will eliminate any reference to the completed contract method.

For the Staff’s information, certain of our short-term contracts which typically span less than three months have been internally accounted for under the completed contract method because the duration of the contract is such that the effects of accounting for these using the completed contract method on our financial position and results of operations does not vary materially from those resulting from use of the percentage of completion method. As stated in SOP 81-1, paragraph .31 when referring to the completed contract method, “revenues and costs in the aggregate for all contracts would be expected to result in a matching of gross profit with period overhead or fixed costs similar to that achieved by use of the percentage of completion method.”

For the Staff’s information, Powell also generates an immaterial amount of revenue from repair, refurbishment, and renewal parts orders. These revenues are recognized under SAB 101 as amended by SAB 104; however, this is considered immaterial for disclosure purposes.

Comment 5.	Note G – Long-Term Debt – Page 41
We note per the statement of cash flows on page 29 that you have historically entered into interest rate swap agreements. Tell us whether you currently have any outstanding interest rate hedging agreements. Revise future filings as necessary to disclose information on these derivatives in accordance with Rule 4-08(n) of Regulation S-X and paragraphs 44-45 of SFAS No. 133.

Response:	We do not currently have any outstanding interest rate hedging agreements. The interest rate swap noted on page 29 was settled in September 2003. Any future hedging activities will be disclosed in accordance with Rule 4-08(n) of Regulation S-X and paragraphs 44-45 of SFAS No. 133.

Comment 6.	Note L – Business Segments – Page 46
Revise future filings to provide a reconciliation of the total reportable segment identifiable tangible assets to the total consolidated assets presented on the balance sheet. Refer to paragraph 32(c) of SFAS No. 131.

Response:	In future filings we will reconcile total reportable segment identifiable tangible assets to total assets.

Form 8K dated December 15, 2004

Comment 7.	We note that you present a non-GAAP financial measure of free cash flow. Revise future filings to explain in greater detail why the non-GAAP measure is useful to an investor in accordance with Item 10(e)(i) of Regulation S-K. Your discussion should address the item that is being excluded in your non-GAAP financial measure as well as how your management uses the non-GAAP financial measure. Refer to question 8 of the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures.

Response:	In future filings we will expand our explanation on any non-GAAP financial measures in accordance with Item 10(e)(i) of Regulation S-K. In addition, we will disclose the following items as prescribed in the June 13, 2003 FAQ: the manner in which management uses the non-GAAP measure to conduct or evaluate its business; the economic substance behind management’s decision to use such a measure; the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; the manner in which management compensates for these limitations when using the non-GAAP financial measure; and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The company hereby acknowledges that:

o	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

o	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope you find that we have been appropriately responsive to your comments and look forward to enhancing our future periodic filings based on the comments you have provided. Please feel free to call me at (713) 948-4915 if you have any questions regarding this response.

Sincerely, POWELL INDUSTRIES, INC. By: /s/ DON R. MADISON Don R. Madison Vice President, Chief Financial Officer, Secretary, Treasurer

cc:	Mark W. Eisenbraun Winstead Sechrest & Minick P.C. (counsel to Powell Industries, Inc.)